UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July, 2023.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Claude Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

CONTENTS

Explanatory Note

On July 14, 2023, Lilium N.V. (“Lilium” or the “Company”) announced a $192 million financing, including the pricing of a $75 million underwritten public offering of 57,692,308 of the Company’s Class A ordinary shares (the “Shares”), as well as a concurrent $42 million private placement of 32,146,147 Shares and warrants to purchase 8,036,528 Shares (the “PIPE”). The PIPE was led by Earlybird Venture Capital and included BIT Capital, UVC Partners and Frank Thelen, as well as Lilium directors Barry Engle, David Wallerstein and Henri Courpron and a number of Lilium’s senior executives including Lilium’s chief financial officer, Oliver Vogelgesang. Messrs. Engle, Wallerstein, Courpron and Vogelgesang agreed to invest $1.9 million in the PIPE. Additionally, pursuant to the purchase agreement dated May 1, 2023, between the Company and Aceville Pte. Limited, an affiliate of Tencent Holdings Limited (“Aceville”), Aceville will fund an additional $75 million to partially prepay against the total exercise price of the warrants issued under such agreement, assuming that the underwritten public offering and the concurrent PIPE generate at least $75 million of gross proceeds (“Aceville’s pre-funding commitment”).

After giving effect to the underwritten public offering and the concurrent PIPE, and Aceville’s pre-funding commitment, as of June 30, 2023, on a pro forma basis, we expect that the Company will have approximately $386 million of cash available (calculated based on a one euro to 1.09 U.S. dollar exchange rate as of July 10, 2023), after giving effect to estimated fees and expenses of the offering and the PIPE. This reflects approximately $200.6 million of cash, cash equivalents and other financial assets as of June 30, 2023, approximately $75 million of gross proceeds from the public offering, approximately $42 million of gross proceeds from the PIPE, and the $75 million of gross proceeds from Aceville pursuant to its pre-funding commitment, after giving effect to estimated fees and expenses of the offering and the PIPE.

The Shares being sold pursuant to the underwritten public offering are being offered by the Company pursuant to an effective shelf registration on Form F-3, which was originally filed with the Securities and Exchange Commission (the “SEC”) on October 3, 2022 (File No. 333-267719) and declared effective on October 12, 2022. This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Incorporation by Reference

The contents of this Report on Form 6-K and the exhibits attached hereto are hereby incorporated by reference into the Company’s registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission (“SEC”) on June 9, 2023 (File No. 333-272571), February 3, 2023 (File No. 333-269568), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333-267718 and 333-267719), and the Company’s registration statement on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175).

Forward-Looking Statements

The information contained in this Report on Form 6-K and the exhibits attached hereto contain certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding the consummation of the underwritten public offering and the PIPE and our future funding needs. These forward-looking statements generally are identified by words such as “proposed,” “contemplates,” “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events. These forward-looking statements are based on assumptions and are subject to risks and uncertainties and are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K and the Exhibits attached hereto include those discussed in Lilium’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2022, all of which are available at www.sec.gov. For more information, see the section entitled “Cautionary Note Regarding Forward-Looking Statements” in Lilium’s Annual Report on Form 20-F and in other filings Lilium has made or makes in the future with the SEC. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and Lilium assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 14, 2023	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press Release dated July 14, 2023